UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-39564

Mingzhu Logistics Holdings Limited

(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Non-binding Memorandum of Understanding

On July 7, 2025, Mingzhu Logistics Holdings Limited (“Mingzhu” or the “Company”) executed a non-binding memorandum of understanding (“MOU”) with ENEXTREND.VN COMPANY LIMITED (“Enextrend”), a Vietnam registered company which owns the emerging cross-border e-commerce platform – Muamau Mall. The strategic partners plan to leverage their respective expertise and resources to build a high-performance cross-border logistics and supply chain efficiency. The term of the MOU is two-years, commencing from July 7, 2025, and ending on July 6, 2027, unless terminated earlier by both parties. Continuation of the cooperation contemplated by this MOU is subject to due diligence investigations by the relevant parties, the negotiation and execution of a definitive cooperation agreement, satisfaction of the conditions negotiated therein including the approval of the Company’s board of directors. There is no assurance that a definitive agreement will be entered into or that the proposed cooperation will be consummated. The Company will provide further disclosure as required by the U.S. Securities and Exchange Commission as the project progresses.

Both parties plan to establish a strategic partnership based on resource sharing and complementary advantages. As a company focusing on logistics and supply chain management, MingZhu aims to achieve common development and enhance the core competitiveness of both parties. It plans to provide Enextrend with efficient and reliable logistics and supply chain services to support the rapid development of its e-commerce business and improved customer experience. The Company plans to combine the resource advantages of both parties to promote market expansion, and through the joint development of innovative logistics products and technologies, improve the intelligence level of the supply chain, and achieve product innovation and technology upgrades to meet the ever-changing market needs. The goal of the planned cooperation is to reduce operating costs, improve efficiency, enhance customer satisfaction, achieve other mutual benefits for both parties, and to jointly open up a broader market.

Enextrend is headquartered in Ho Chi Minh City, Vietnam. It owns and operates the Muamau Mall with a website of muamau.com. Muamau Mall is an emerging cross-border e-commerce platform that focuses mainly on fashion and sports products but also offers other categories such as daily necessities. It originated in Southeast Asia and operates in Vietnam and the United States. Muamau Mall’s core strategy is to provide competitive prices and efficient logistics to meet consumers’ demand for affordable goods and fast delivery.

Forward-Looking Statements

The statements in this report regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED

Date: July 25, 2025	By:	/s/ Jinlong Yang
		Name:	Jinlong Yang
		Title:	Chief Executive Officer

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